UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [April] 2008

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (  ✓  )    No    Form 40-F  (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (        )    No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated March 31, 2008. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE RESULTS FOR FISICAL YEAR 2007

Seoul, Korea, March 31, 2008—Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the year ended December 31, 2007

The Company reported total revenues of 81,161 million won for FY 2007, decreased by 5.5 percent from total revenues of 85,885 million won for FY 2006. And, gross profit for FY 2007 was 18,238 million won increased by 170.4 percent from gross profit of 6,745 million won for FY 2006. Mirae accounted 1,664 million won of operating profit that turned around positive figure from 12,999 million of operating loss for FY 2006. Moreover, Mirae accounted 691 million won of ordinary profit and net profit, respectively, for the fiscal year of 2007; whereas, ordinary loss and net loss of 36,234 million won for the fiscal year of 2006.

[Table 1.] Summary of Operating Results of FY 2007 vs. FY 2006

(Unit: in million Korean won, %)

Category	FY 2007	FY 2006	% Change	Comment
Revenues	81,161	85,885	- 5.5
Gross profit	18,238	6,745	+170.4
Operating income (loss)	1,664	(12,999)		Turnover Operating profit
Ordinary income (loss)	691	(36,234)		Turnover Ordinary profit
Net income (loss)	691	(36,234)		Turnover Net profit

Total revenues decreased for the fiscal year of 2007 slightly. However, operating income increased by 112.8 percent for the fiscal year of 2007, as compared to the fiscal year of 2006, was mainly due to the decrease in selling, general and administrative expenses through implementing cost saving measure. Moreover, Ordinary profit and net profit resulted mainly from the disposal of non-operating properties for the fiscal year of 2007.

Mirae Corporation emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company’s overseas sales for the fiscal year of 2007 reached 58.12 percent of the total revenue due to new customer development.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2007	FY 2006
Asia	23.75	16.55
Europe	4.42	6.06
US	29.95	21.05
Overseas Total	58.12	43.66
Domestic	41.88	56.34
Total	100.0	100.0

Each division fully portrays its figures for the fiscal year of 2007 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 64,521 million won, or 10.9 percent increase, for the fiscal year of 2007 from 58,191 million won for the same period of 2006. The semiconductor equipment industry is expected to grow continuously in this year; and we hope that our ATE sales show its growth accordingly. SMD Placement System Division (SMT) generated revenues of 16,278 million won for the fiscal year of 2007, increased by 8.5 percent from 15,004 million won for the fiscal year of 2006. Sales portion by Assembly and Test Equipment Division, SMD placement systems Division and Other Division are 79.5 percent, 20.1 percent and 0.4 percent, respectively, for the fiscal year of 2007.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2007	FY 2006	% Change
ATE Division	64,521	58,191	+10.9
SMT Division	16,278	15,004	+8.5
Other	362	12,690	-97.1
Total	81,161	85,885	-5.5

Highlights of FY 2007

January 3, 2007

•	Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge was collateralized deposit by Mirae Corporation.

1. Summary

Mirae Corporation provided pledge our deposit as collateral to our affiliated company Cyberbank Corporation and the repayment of the borrowings is not made for the creditor Korea Development Bank by Cyberbank Corporation. As of January 3, 2007, Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge that collateralized deposit by Mirae Corporation. According to the contractual obligation with creditor, Mirae Corporation has to subrogate the debt of Cyberbank Corporation.

2. Mirae Corporation provided collateral of deposit in the total amount of Won 23,000 million for the repayment of borrowings. As of January 3, 2007, Mirae Corporation will have to subrogate the debt in the amount of Won 15,000 million (12.3% of Equity Capital) of Cyberbank Corporation due to the repayment of the borrowings was not made for the creditor.

January 9, 2007

•	Decision on disposal of Equities of SOFTFORUM Co., Ltd.

Number of Shares to be disposed: 230,810

Disposal Amount (KRW): 820,634,540

Number of Shares held after disposal: 0

January 16, 2007

•	Decision on investment in SOFTFORUM Co., Ltd.

Number of Shares to be acquired: 243,331

Acquisition Amount (KRW): 661,860,320

Number of Shares held after acquisition: 243,331

Purpose of Acquisition: Taking profit from general investment

February 12, 2007

•	Decision on disposal of Equities of SOFTFORUM Co., Ltd.

Number of Shares to be disposed: 243,331

Disposal Amount (KRW): 973,324,000

Number of Shares held after disposal: 0

March 5, 2007

•	Decision on Calling Annual Shareholders’ Meeting

Date: March 27, 2007

The agenda for the 16th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2006.

2) Partial amendment to articles of incorporation.

3) Approval of the ceiling amount of the Remuneration for Directors

March 27, 2007

•	Result of the 16th Annual Shareholders’ Meeting

1) Approval of Balance Sheet, Income Statement and Statement of loss disposition for the fiscal year 2006

•	Resolved as proposed

2) Partial amendment to articles of Incorporation

•	Resolved as proposed

3) Approval of the ceiling amount of remuneration for directors

•	Resolved as proposed

April 27, 2007

•	Cancellation of Stock Option Granted

Number of Grantees cancelled: 44 employees

Number of Shares cancelled: 2,280,795 Common Shares

Total Stock Option Granted after this Cancellation: 3,833,255

May 14, 2007

•	Decision on investment in Slim Disc Corporation

Number of Shares to be acquired: 16,119

Acquisition Amount (KRW): 80,595,000

Number of Shares held after acquisition: 16,119

Number of Shareholding ration after acquisition: 23.03%

•	Addition of Affiliated Company

Name of Company: Slim Disc Corporation

Main Business: Development, Manufacture and Sale of multi media related product and disc.

July 19, 2007

•	Decision on investment in GLD Corporation

Number of Shares to be acquired: 15,103,166

Acquisition Amount (KRW): 15,103,166,000

Number of Shares held after acquisition: 16,303,166

Number of Shareholding ration after acquisition: 98%

October 19, 2007

•	Cancellation of Stock Option Granted

Number of Grantees cancelled: 5 employees

Number of Shares cancelled: 507,343 Common Shares

Total Stock Option Granted after this Cancellation: 3,325,912

March 3, 2008

•	Decision on Calling Annual Shareholders’ Meeting

Date: March 28, 2008

The agenda for the 17th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2007

2) Partial amendment to articles of incorporation.

3) Election of directors

4) Appointment of New outside directors who become members of audit committee

5) Approval of the ceiling amount of the Remuneration for Directors

6) Grant of Stock Options

7) Delisting and Deregistration of American Depositary Receipts from Nasdaq and SEC

•	Decision on Delisting from Overseas Exchange

Concerned Overseas Exchange and Location: The Nasdaq Global Market (U.S.A)

Class and Number of Shares to be delisted : 231,698 (as of February 27, 2008)

Reason for Delisting : Our average daily trading volume of shares represented by ADRs on Nasdaq has very low and limited. Considering this trading condition, there is no meaning to maintaining of listing in overseas exchange market. We believe that the costs and expenses with respect to maintaining a listing would be reduced significantly through the delisting and deregistration.

March 27, 2008

•	Decision on investment in other company

Name of company: En Value Co., Ltd. (U.S.A)

Relationship to the company: Affiliated Company after investment

Main Business: Solar cell and Semiconductor automation related equipment.

Number of shares to be acquired: 800,000 common shares

Acquisition Amount (KRW): 1,969,200,000

Purpose of acquisition: To expand business scope through the establishment of overseas subsidiary.

March 28, 2008

•	Result of the 17th Annual Shareholders’ Meeting

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2007

•	Resolved as proposed

2) Partial amendment to articles of incorporation.

•	Resolved as proposed

3) Election of directors

•	Resolved as proposed

4) Appointment of New outside directors who become members of audit committee

•	Resolved as proposed

5) Approval of the ceiling amount of the Remuneration for Directors

•	Resolved as proposed

6) Grant of Stock Options

•	Resolved as proposed

7) Delisting and Deregistration of American Depositary Receipts from Nasdaq and SEC

•	Resolved as proposed

•	Grant of Stock Option

Number of Grantees: 5 officers

Number of Shares to be granted: 800,000 common shares

Exercise period: from March 28, 2010 to March 27, 2015

Exercise price (KRW): 400

Granting Method: New Share Issue, Delivery of Treasury Stocks.

Grant Date: March 28, 2008.

Total Stock Option granted after concerned grant: 4,125,912

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

DECEMBER 31, 2007 AND 2006

(In millions of Korean won)

	FY 2007	FY 2006
	(Audited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6,882	3,875
Short-term financial instruments	23,130	38,023
Marketable securities	562	66
Accounts receivable—trade, net	31,744	28,074
Short-term loan	271	259
Accounts receivable—other	1,871	7,065
Inventories	20,236	15,014
Accrued interest income	692	648
Advance payments and others	2,321	2,743
Derivatives in current assets	6
Prepaid income taxes	240	268

Total Current Assets	87,955	96,035

NON-CURRENT ASSETS:
Property, plant and equipment—net	34,487	41,629
Intangible assets—net	11,571	15,650
Available-for-sale securities	2,390	3,525
Long-term and restricted bank deposits	174	673
Guarantee deposits, net	4,071	5,127
Long-term receivables	1,634	1,634
Long-term loans and other	372	540
Equity securities	13,966	—

Total Non-Current Assets	68,665	68,778

TOTAL ASSETS	156,620	164,813

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

DECEMBER 31, 2007 AND 2006

(In millions of Korean won)

	FY 2007	FY 2006
	(Audited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable—trade	9,699	7,890
Short-term borrowings	47,461	41,627
Accounts payable—other	986	1,333
Advance receipts from customers	23	1,978
Withholdings	49	164
Accrued expenses and other	922	2,166
Short-term guarantee deposits received	398	41
Current long-term liability	1,452	1,142
Allowance for guarantee deposited and others	1,427	16,378
Derivatives in current liabilities	19	—

Total Current Liabilities	62,436	72,719

NON-CURRENT LIABILITIES:
Long-term borrowings	7,380	3,995
Long-term guarantee deposits received	28	—
Accrued severance indemnities, net	1,443	1,774
Deferred tax liabilities	—	145

Total Long-term Liabilities	8,851	5,914

Total Liabilities	71,287	78,633

SHAREHOLDERS’ EQUITY:
Capital stock
Common stock—par value (Won)100 per share; issued and outstanding 183 million shares as of December 31 2007 and 2006	18,387	18,387
Capital surplus:
Additional paid-in capital	132,617	132,616
Other Capital Surplus	866	192
Retained earnings (Accumulated deficit) :
Unappropriated	(63,713)	(63,316)
Capital adjustments:
Treasury stock	(2,379)	(2,379)
Gain on valuation of investment securities	—	381
Loss on disposition of treasury stock	(1,445)	(1,445)
Loss on valuation of equity method securities	(69)
Additional paid-in capital—employee stock options	1,069	1,744

Total Shareholders’ Equity	85,333	86,180

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	156,620	164,813

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Korean won, except per share data)

	FY 2007	FY 2006
	(Audited)	(Audited)
REVENUES	81,161	85,885
COST OF SALES	62,923	79,140

GROSS PROFIT	18,238	6,745
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	16,574	19,744

OPERATING INCOME (LOSS)	1,664	(12,999)

OTHER INCOMES	4,704	5,814
OTHER EXPENSES	5,677	29,049

ORDINARY PROFIT (LOSS)	691	(36,234)

INCOME TAX EXPENSE (BENEFIT)	—	—
NET INCOME (LOSS)	691	(36,234)

NET INCOME (LOSS) PER SHARE (In Korean won)	4	(198)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Korean won)

	FY 2007	FY 2006
	(Audited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	691	(36,234)

Expenses not involving cash payments:
Provision for severance indemnities	958	906
Depreciation and amortization	2,873	4,113
Allowance for bad debts	401	—
Loss from depreciation of intangible assets	2,864	2,287
Allowance for bad debts for others	—	12,686
Foreign currency translation loss	400	759
Loss from disposal and valuation of short-term securities	9	4
Loss from disposal of tangible asset	45	1
Impairment loss from other non-current asset	—	3
Equity in losses of affiliate	81	2,390
Impairment loss from Available-for-sale securities	663	3,389
Expense from A/S	1,394	1,150
Loss on disposition of short-term securities Loss from valuation of derivatives	13	—
Compensation cost related to stock options	—	80
Loss from disposal of account receivable-Others	40	30
Impairment loss on development expense		4,828
Others	—	—

Sub-total	9,741	32,626

Income not involving cash receipts:
Foreign currency translation gain	(437)	(963)
Recapture of present value discount account	—	(301)
Gain on disposal and valuation of marketable securities	(5)	(24)
Gain on disposal of tangible assets	(407)	(14)
Gain on disposition of equity securities	(227)	(587)
Reversal of allowance for bad debts	(18)	(1,151)
Gain on disposal of intangible assets	(5)	—
Gain on disposal of other non-current asset	(188)	—
Gain on disposal of available-for-sale securities	(908)	—

Sub-total	(2,195)	(3,040)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Korean won)

	FY 2007	FY 2006
	(Audited)	(Audited)
Changes in assets and liabilities related to operating activities:
Accounts receivable—trade	(3,685)	16,186
Accounts receivable—other	5,281	1,681
Accrued income	(44)	248
Advance payments	(41)	(3,747)
Prepaid expenses	(4)	9
Prepaid income tax	29	(61)
Increase in derivatives assets	(19)	—
Inventories	(8,230)	9,093
Accounts payable—trade	1,803	(10,377)
Accounts payable—other	(347)	26
Advance receipts from customers	(1,955)	1,868
Withholdings	(114)	(9)
Accrued expenses and others	(1,245)	718
Loss from construction warranty	(1,345)	(1,257)
Severance indemnity payments	(1,289)	(1,267)
Increase in derivatives liabilities	19	—
Decrease in provision for guarantees of the indebtedness	(15,000)	(9,995)

Sub-total	(26,186)	3,116

	(17,949)	(3,532)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash in flows from investing activities:
Decrease in short-term financial instruments	15,423	8,805
Decrease in Trading securities	—	4,261
Decrease in short-term loans	59	575
Proceeds from disposal of available-for-sale securities	1,917	—
Decrease in long-term loans	168	422
Decrease in guarantee deposits	1,844	1,322
Proceeds from disposal of property, plant and equipment	751	28
Proceeds from disposal of landed property	208	246
Proceeds from disposal of intangible assets	17	175
Increase in guarantee deposits	368	7
Increase in Long term guarantee deposits	28	10
Decrease in long-term financial instruments	14	3

	20,797	15,854

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Korean won)

	FY 2007	FY 2006
	(Audited)	(Audited)
Cash out flows from investing activities:
Increase in investment securities	500	4,011
Increase in short-term loans	66	180
Increase in long-term financial instruments	45	10
Acquisition of investment securities by equity method	1,281	—
Acquisition of available-for-sale securities	1,062	3,007
Increase in long-term loans	—	—
Increase in guarantee deposits	599	1,689
Acquisition of property, plant and equipment	36	549
Increase in construction in-progress	—	506
Acquisition of other tangible assets	592	945
Acquisition of industrial rights	446	513
Increase in research and development cost	4,349	5,813
Decrease in guarantee deposits	10	—
Acquisition of landed property	—	10
Decrease in Long term guarantee deposits	—	114
Increase in short-term financial instruments	—	—

	8,986	17,347

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash in flows from financing activities:
Increase in short-term borrowings	5,487	2,381
Increase in long-term borrowings	4,800	—

Sub total	10,287	2,381

Cash out flows from financing activities:
Decrease in long-term borrowings	—	—
Decrease in current maturities of long-term liabilities	(1,142)	(624)

Sub total	(1,142)	(624)

	9,145	1,757

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,007	(3,268)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	3,875	7,143

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6,882	3,875

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF APPROPRIATIONS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Korean won)

	2007	2006
	(Audited)	(Audited)
ACCUMULATED RETAINED EARNINGS (DEFICITS) BEFORE DISPOSITION
Unappropriated retained earnings (deficits) carried over from prior years	(63,316)	(27,082)
	(1,089)	—
Net Income (loss)	691	(36,234)

End of year	(63,714)	(63,316)

APPROPRIATIONS OF RETAINED EARNINGS (DEFICITS):	—	—
UNDISPOSITIONED RETAINED EARNINGS (DEFICITS)	—	—
TO BE CARRIED FORWARD TO THE FOLLOWING YEAR	(63,714)	(63,316)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2008

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO